UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _)

SEAENA, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

811729 10 2

(CUSIP Number)

Fay M. Matsukage, Esq., 455 Sherman Street, Suite 300, Denver, CO 80203, 303-777-3737

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 20, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), §§240.13d-1(f) or §§240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811729 10 2	Page 2 of 4

SCHEDULE 13D

1	NAME OF REPORTING PERSONS KEVIN T. RYAN I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,929,771
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,929,771
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,929,771
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.0%
14	TYPE OF REPORTING PERSON* IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7	2 OF 4

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 811729 10 2	Page 3 of 4

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to shares of common stock of Seaena, Inc. (“Seaena”), par value $0.001. The address of the principal executive office of Seaena is 1181 Grier Drive, Suite B, Las Vegas, Nevada 89119.

Item 2.	Identity and Background.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended by Mr. Kevin T. Ryan. Mr. Ryan’s address is 1181 Grier Drive, Suite B, Las Vegas, Nevada 89119.

Mr. Ryan is principally employed as the president of Ryan Capital Management, Inc., and as the Chief Executive Director of Seaena.

During the last five years, Mr. Ryan has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Mr. Ryan is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 23, 2002, the issuer acquired Lazer-Tek Designs, Inc. and Lazer-Tek Designs, Ltd. (collectively “Lazer-Tek”). Mr. Ryan was a Lazer-Tek shareholder and thus acquired 16,257 shares of common stock as a result of the acquisition transaction. He acquired an additional 8,571 shares of common stock.

On July 20, 2004, 86,257 shares of common stock and 1,465,400 shares of Class A preferred stock were transferred to Mr. Ryan by other members of Seaena management as an inducement to continue his involvement with Seaena. Each share of Class A preferred stock was convertible into 0.2857142 shares of common stock and was equivalent to the votes of 0.2857142 common shares.

On August 24, 2004, Seaena approved the issuance of an amended and restated promissory note to Kevin Ryan in the principal amount of $5,396,764, evidencing the indebtedness from prior notes and a revolving credit agreement. The note required monthly principal payments of $45,000 beginning August 1, 2004 and continuing through December 1, 2004; monthly accrued interest payments beginning August 31, 2004 and continuing through November 30, 2004; and monthly principal payments of $174,584 and accrued interest beginning January 1, 2005 and continuing through the July 1, 2007. The note was convertible as to any payment when due, as to any prepayments tendered by the Issuer, as to all or any portion of the note upon the sale of 51% or more of the Issuer’s outstanding common stock or sale of all of Issuer’s assets, or as to a portion of the note not to exceed $1,000,000 upon an event of default. In addition, Mr. Ryan was issued a warrant to purchase up to 53,571 shares of common stock. Both the conversion price of the note and the exercise price of the warrant was the lesser of (i) the average closing price of the common stock for the 5 business days immediately prior to the conversion of the note or exercise of the warrant or (ii) $2.80.

In addition, Seaena executed and delivered a promissory note in the amount of $452,137 dated July 21, 2004 to Ryan Capital Management, Inc., a company controlled by Kevin Ryan. That note required monthly interest payments from August 1, 2004 to December 1, 2004 and monthly payments of principal and interest beginning January 1, 2005.

On August 1, 2004, Seaena executed and delivered promissory notes in the amounts of $280,000 and $214,037 to McCary & Rood, a company controlled by Kevin Ryan. Both notes required monthly payments beginning August 1, 2004.

As of December 9, 2005, Seaena entered into a Stock Exchange for Principle Debt and Forgiveness of Interest Agreement with Mr. Ryan, in which he agreed to forgive all accrued interest on the promissory notes

CUSIP No. 811729 10 2	Page 4 of 4

owed to him, Ryan Capital and McCary & Rood and to accept 3,400,000 shares of common stock as full and complete payment of these notes. Mr. Ryan also relinquished his warrant.

As of December 12, 2005, Mr. Ryan converted his 1,465,400 shares of Class A preferred stock into 418,686 shares of common stock

Item 4.	Purpose of Transaction.

Mr. Ryan presently has no plan or proposal that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D. Mr. Ryan will continue to evaluate his options, however, and may form such a plan or proposal in the future.

Item 5.	Interest in Securities of the Issuer.

(a)	As of January 25, 2007, Mr. Ryan owned of record 3,929,771 shares of Seaena’s common stock, which represented 49.0% of the class, based on 8,023,707 shares outstanding.

(b)	As of January 25, 2007, Mr. Ryan had the sole right to vote and dispose of 3,929,771shares.

(c)

Other than those reported under Item 3 above, there were no other transactions in the common stock effected during the past 60 days, except for a call option that Mr. Ryan granted as to 200,000 of his shares on December 13, 2006. The option is exercisable at $0.575 per share and expires December 31, 2010.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Mr. Ryan.

(e)	Mr. Ryan continues to be the beneficial owner of more than five percent of the outstanding common stock of Seaena.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2007	/s/ Kevin T. Ryan Kevin T. Ryan